
GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

November 1, 2017

Mr. Scott J. Lynn
Senior Vice President, General Counsel & Corporate Secretary
Ryman Hospitality Properties, Inc.
One Gaylord Drive
Nashville, TN 37214

Re: **Stockholder Proposal**

Dear Mr. Lynn:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a
stockholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange
Act of 1934, I am requesting that Ryman Hospitality Properties, Inc. ("Ryman") include the
proposal in its proxy statement for the 2018 Annual Meeting of Stockholders. GAMCO is
proposing a resolution that urges the stockholders to vote to request that the Board of Directors
and management effectuate a tax-deferred spin-off of Ryman's Entertainment business into a
separate publicly traded C-corporation.

Currently, GAMCO beneficially owns approximately 3,879,160 shares of Ryman's
Common Stock. According to our information, this represents 7.58% of the outstanding
Common Stock. Attached as Exhibit A are Amendments 42 through 45 to our Schedule 13D,
dated June 17, 2014 through November 1, 2017. These schedules substantiate that GAMCO has
been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of
Ryman since prior to October 31, 2016. These and all other amendments to the Schedule 13D of
GAMCO are readily available in the EDGAR database on the web site of the Securities and
Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a
beneficial owner of at least $2,000 in market value or 1% of the common stock from October 31,
2016 to the present. It also certifies that GAMCO intends to continue to hold beneficial
ownership of such voting securities through the date on which Ryman holds its 2018 annual
meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

STOCKHOLDER PROPOSAL

RESOLVED: *that the stockholders of Ryman Hospitality Properties, Inc. (the "Company" or "Ryman") request that the Board of Directors and management effectuate a tax-deferred spin-off of the Company's Entertainment business into a separate publicly traded C-corporation.*

SUPPORTING STATEMENT

GAMCO's clients and related entities own 10.37% of Ryman's outstanding Common Stock.

Ryman addressed the potential spin-off of the Entertainment segment from the Real Estate Investment Trust during the Company's second quarter 2016 earnings call:

Jeff Donnelly - Wells Fargo Securities – Analyst

.... and I'm just wondering is there a time in your mind or a potential in your mind that the entertainment sector can be so large and so successful it might ultimately have to be separated from the REIT?

Colin Reed - Ryman - Chairman & CEO

We love this business and, Jeffrey, I can't count the amount of times we've had this conversation every time we are together. The way we look at it is this. We've got a lot of projects that are coming at us and we really haven't talked about publicly through the eyes of developers the potential to do more projects outside of Nashville. And we are going to start that process in New York City with a press conference that we are going to hold on the development they were doing in Time Square. But our goal I think as you know and most of our investors who talk to us about this know is at some point this business has to be unhitched from the Real Estate Investment Trust. It should not be residing in the Real Estate Investment Trust and that's why we are working very hard on locking the growth opportunities at this business, and when our bankers tell us that the strategy that we have for growth and the growth curve of this business warrants this business standing on its own and that business will trade well because of the growth characteristics of it, then we will unlock it and we will do it. And that's -- right now, we are focused on the growth curve and the activity, and when we get there in the market, conditions are right, we will absolutely move in that direction.

Mark Fioravanti - Ryman - President & CFO

Certainly in the near term, Jeff, it's not an issue for us from a compliance perspective. Keep in mind that that business is held in a taxable REIT subsidiary, so it doesn't affect the income tests. It does affect the asset test, but given the size of our hotel assets, we have plenty of headroom and a regulatory issue wouldn't force our hand to have to do something that wasn't appropriate for the business or for value for shareholders.

Source: Thomson Reuters

GAMCO believes that the spin-off will allow each company to pursue its own objectives and realize its own valuation in the marketplace.

WE URGE ALL STOCKHOLDERS TO VOTE "**FOR**" THIS PROPOSAL





AFFIDAVIT OF DOUGLAS R. JAMIESON

STATE OF NEW YORK)
) ss.:
COUNTY OF WESTCHESTER)

Douglas R. Jamieson, being duly sworn, deposes and says:

1. I am the President of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the stockholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Ryman Hospitality Properties, Inc. ("Ryman") for Ryman's 2018 Annual Meeting of Stockholders.

2. GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Ryman throughout the period since October 31, 2016. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Ryman's 2018 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

Douglas R. Jamieson

Sworn to before me this
31st day of October 2017

Notary Public

MARK J. GAMBETTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02GA6171160
Qualified in Westchester County
My Commission Expires July 23, 2019

<u>Exhibit A</u>

Amendment numbers 42, 43, 44 and 45 to Schedule 13D, dated June 17, 2014, December 15, 2016, September 28, 2017 and November 1, 2017 respectively (complete filings available on EDGAR).